Exhibit 99.65

Torex Gold Reports Q2 2026 Results

Strong free cash flow and 46% AISC margin support continued capital returns, with higher production expected in H2 as grades improve

(All amounts expressed in U.S. dollars unless otherwise stated)

Toronto, Ontario—(Newsfile Corp. - August 6, 2026) - Torex Gold Resources Inc. (the “Company” or “Torex”) (TSX: TXG) (OTCQX: TORXF) reports the Company’s financial and operational results for the three and six months ended June 30, 2026. Torex will host a conference call tomorrow morning at 9:00 AM (ET) to discuss the results.

Andrew Snowden, President & CEO of Torex, stated:

“Second quarter operational results were in line with expectations and delivered safely, with no lost-time injuries for the fifth consecutive quarter. Production of 96,297 gold equivalent ounces1 (“oz AuEq”) tracked to plan as we continued to mine through lower-grade and lower gold recovery areas of Media Luna. We remain on track to achieve full-year production guidance of 420,000 to 470,000 oz AuEq2, with production expected to increase significantly in the second half of the year as we gain access to higher-grade stopes at both Media Luna and ELG Underground. We have already begun to see the benefit of higher grades through July, with monthly production of 43,431 oz AuEq1 including 32,898 oz of gold.

“The Company generated $94 million of free cash flow3 during the quarter, net of $39 million in Mexican profit-sharing payments related to fiscal 2025, supporting further capital returns to shareholders and continued strengthening of our balance sheet. During the quarter, we returned $55 million to shareholders, including $44 million through share repurchases. Year-to-date, $176 million has been returned to shareholders, representing 50% of our targeted annual return of $350 million.

“All-in sustaining costs3 (“AISC”) of $2,459 per oz AuEq sold were elevated, reflecting the impact of lower grades on production and sales, higher plant reagent costs to support gold recoveries, including consumption rates and unit pricing, as well as the continued strength of the Mexican peso. While increased production is expected to benefit AISC during the second half of the year, these cost pressures are expected to persist. As a result, we have revised our AISC guidance to $2,000 to $2,100 per oz AuEq sold2 from $1,750 to $1,850 per oz AuEq sold2. Despite these pressures, the Company remains in an excellent position to continue generating significant free cash flow.

“Project development remains on track, with Media Luna North on schedule to deliver first production by year end. With the Los Reyes preliminary economic assessment now complete, work has commenced on the prefeasibility study which we expect to complete by late 2027. Ongoing exploration results at Morelos continue to be highly encouraging, particularly along the southern and eastern extensions of the Media Luna orebody. As a result, we have accelerated drilling in those areas with an additional 13,400 metres planned this year, targeting an expansion of the resource inventory as part of our year-end update expected in March 2027.

“With mining and processing rates continuing to exceed design levels, higher production expected over the coming quarters, Media Luna North and Los Reyes progressing as planned, the 2026 drilling and exploration programs across our portfolio well underway, and a robust return of capital program in place, Torex is well positioned to deliver a very strong second half of the year.”

Q2 2026 HIGHLIGHTS

•

Safety performance: The Company recorded no lost-time injuries during the first half of 2026 and maintained a lost-time injury frequency (“LTIF”) of 0.00 per million hours worked for both employees and contractors on a rolling 12-month basis.

•

Gold production: Production of 96,297 gold equivalent ounces (“oz AuEq”) (YTD - 197,171 oz AuEq1), including 69,278 oz of gold (YTD - 142,925 oz of gold). Mining rates remained strong during the second quarter, averaging approximately 7,700 tpd at Media Luna and 3,000 tpd at ELG Underground. During the quarter, throughput at the processing plant exceeded design levels, averaging 10,793 tpd. With higher grade and higher gold recovery stopes expected to be mined through the second half of the year, production is tracking to the midpoint of annual gold equivalent guidance of 420,000 to 470,000 oz2 AuEq[1].

•

Gold sold: Gold equivalent ounces sold of 92,351 oz AuEq[1] (YTD - 201,573 oz AuEq1) at a quarterly average realized gold price[3] of $4,525 per oz AuEq[1] (YTD - $4,665 per oz AuEq1), contributing to revenue of $406.9 million (YTD - $946.2 million). Revenue for the quarter includes a net loss of $7.0 million (YTD - $31.0 million) for price adjustments on provisionally priced concentrate sales (a realized loss of $8.7 million on final sales settlements during the second quarter and an unrealized gain of $1.7 million on provisional sales pending final settlement), primarily reflecting lower gold and silver prices in the quarter. In the second quarter of 2026, the Company recognized a net derivative loss of $0.4 million (an unrealized loss of $12.8 million and a realized gain of $12.4 million) on quotational period hedges entered into to mitigate price risk on provisionally priced sales.

•

All-in sustaining costs[3]: Quarterly all-in sustaining costs of $2,459 per oz AuEq sold[1] (YTD - $2,165 per oz AuEq sold1) and all-in sustaining costs margin[3] of $2,066 per oz AuEq sold[1] (YTD - $2,500 per oz AuEq sold1), implying an all-in sustaining costs margin[3] of 46% (YTD - 54%). Cost of sales was $228.5 million or $2,474 per oz AuEq sold[1] in the quarter (YTD - $455.2 million or $2,258 per oz AuEq sold1). As a result of continued strength in the Mexican peso, higher plant reagent costs associated with lower gold recoveries (consumption rates and unit prices), higher mining volumes, an increase of $15.0 million to sustaining capital expenditures reflecting the impact of a stronger Mexican peso on development costs and additional equipment leases, and the impact of higher metal prices on royalties and land access payments, full year all-in sustaining costs guidance has been revised to $2,000 to $2,100/oz AuEq[1,2] sold from $1,750 to $1,850/oz AuEq[1,2] sold.

•

Strong profitability and adjusted EBITDA[3]: Reported quarterly net income of $113.8 million (YTD - $321.3 million), or $1.22 per share (basic) (YTD - $3.41) and adjusted net earnings of $84.9 million (YTD - $284.6 million), or $0.91 per share (basic) (YTD - $3.02). Generated EBITDA of $209.1 million (YTD - $567.2 million) and adjusted EBITDA of $203.5 million (YTD - $562.1 million).

•

Cash flow generation: Net cash generated from operating activities totalled $167.6 million (YTD - $377.4 million) and $165.1 million (YTD - $339.3 million) before changes in non-cash operating working capital. Net cash generated from operating activities included income taxes paid of $52.5 million (YTD - $193.2 million) and $39.3 million paid in the second quarter of 2026 in relation to the site-based employee profit sharing program for 2025 in Mexico. Free cash flow[3] of $94.2 million (YTD - $251.5 million) is net of cash outlays for capital expenditures, lease payments, and interest.

•

Strong financial liquidity: In July, the Company amended its fully undrawn $350.0 million revolving credit facility, extending the maturity by one year to June 2030, while maintaining the $200.0 million accordion feature that is available at the discretion of the lenders. The quarter closed with $506.3 million in available liquidity[3], including $169.4 million in cash and $336.9 million available on the $350.0 million credit facility, net of letters of credit outstanding of $13.1 million.

•

Media Luna North Project: During the second quarter of 2026, $12.0 million (YTD - $26.7 million) of non-sustaining capital expenditures were incurred relating to the development of Media Luna North. Development of the main access ramp and haulage drift continue to track well. First production at Media Luna North remains on track for late 2026.

•

Exploration and drilling activities[4]: In July, the Company announced results from its drilling and exploration programs within the ELG Underground and Media Luna Cluster. Results to date support the Company’s objective of expanding resources while enhancing and extending the current production profile of the Morelos Complex.

•

ELG Underground: Drilling results continue to demonstrate the potential to replace reserves and expand resources, with mineralization extended along the El Limón Sur and El Limón West trends and continued success in identifying mineralization at depth and along strike beyond the current resource boundaries.

•

Media Luna Cluster: Drilling results support resource growth through the potential expansion of mineralization to the south and east of the Media Luna deposit, while ongoing drilling at Media Luna North continues to de-risk the planned start of production and identify extensions at depth.

•

Regional exploration: Drilling continued to advance at priority target Atzcala while initial drilling commenced at El Naranjo. The programs at both are focused on evaluating resource potential more broadly across the Morelos Property.

•

Revised expenditures: Exploration and drilling expenditures are now forecast at $85.0 million (previously $77.0 million) given an expanded drilling program to test the eastern and southern extensions of the Media Luna deposit within the recently identified San Miguel Corridor. The Company believes the San Miguel Fault could potentially be the main source for mineralizing fluids within the Media Luna Cluster.

•

Return of capital to shareholders[5]: In May, the Company announced an enhanced return of capital program targeting the return of $350.0 million to shareholders during 2026, through a combination of share purchases and dividends. Through the first half of 2026, the Company returned $176.2 million, representing approximately 50% of the targeted threshold for 2026.

•

Dividends: During the second quarter of 2026, the Company paid dividends of $10.8 million (YTD - $21.2 million). On August 6, 2026, the Company declared a quarterly dividend of C$0.16 per common share (“Torex Share”), payable on September 4, 2026, to shareholders of record on August 21, 2026.

•	Share Repurchases: During the first half of 2026, the Company repurchased 3,132,783 Torex Shares for $155.0 million (C$212.8 million) at an average price per share of $49.47 (C$67.91).

•

Los Reyes Preliminary Economic Assessment (“PEA”)[6]: On July 7, 2026, the Company released the results of the PEA for its Los Reyes project in Sinaloa, Mexico. The PEA estimates an after-tax NPV (5%) of $1,491 million, an after-tax IRR of 37.3%, a 1.9-year payback period and average annual production of 134 koz AuEq[6] over a 14.4-year mine life (161 koz AuEq[6] over first 11 years). The project is expected to generate robust margins, with life-of-mine all-in sustaining costs averaging $1,617/oz AuEq[6] and an estimated upfront capital investment of $515 million, which is expected to be fully funded through cash flows generated by the Morelos Complex.

•	Responsible Gold Mining Report: In May, the Company released its 2025 Responsible Gold

Mining Report, highlighting continued progress across its environmental, social and governance initiatives. This included commissioning of a new solar plant, improved water recycling, reduced greenhouse gas emissions, industry-leading safety performance and adherence to global sustainability standards.

•

Chief Executive Officer (“CEO”) and Chief Financial Officer (“CFO”) Transition: Effective June 17, 2026, Andrew Snowden assumed the role of President and CEO following the retirement of Jody Kuzenko. Concurrently, Dan Rollins, formerly Senior Vice President, Corporate Development & Investor Relations, assumed the role of CFO.

•

Planned U.S. Listing: The Company plans to pursue a secondary listing of Torex shares on the NYSE within the coming months. Preparation for the listing is underway, and the Company intends to prepare the required regulatory filings and exchange application in due course. An update on timing of a U.S. listing is expected to be provided with the release of Q3 2026 financial results.

CONFERENCE CALL AND WEBCAST DETAILS

The Company will host a conference call tomorrow at 9:00 AM (ET) where senior management will discuss the second quarter operating and financial results. For expedited access to the conference call, registration is open to obtain an access code in advance, which will allow participants to join the call directly at the scheduled time. Alternatively, dial-in details are as follows:

•	Toronto local or International: 1-647-846-8914

•	Toll-Free (North America): 1-833-752-3842

A live webcast and replay of the conference call will be available on the Company’s website at https://torexgold.com/investors/upcoming-events/. The webcast will be archived on the Company’s website.

FOOTNOTES

1.

Gold equivalent ounces produced and sold include production and sales of silver (Ag) and copper (Cu) converted to a gold equivalent based on a ratio of the average market prices for each commodity sold in the period. For the three months ended June 30, 2026, market prices averaged $4,506/oz gold (Au), $73.15/oz Ag, and $6.05/lb Cu, and AuEq (oz) = Au (oz) + 1,000 * (73.15 / 4,506) x Ag (koz) + 1,000,000 x (6.05 / 4,506) x Cu (mlb). For the six months ended June 30, 2026, market prices averaged $4,693/oz Au, $78.83/oz Ag, and $5.93/lb Cu, and AuEq (oz) = Au (oz) + 1,000 * (78.83 / 4,693) x Ag (koz) + 1,000,000 x (5.93 / 4,693) x Cu (mlb). For the month of July 2026, market prices averaged $4,074/oz Au, $58.56/oz Ag, and $6.13/lb Cu, and AuEq (oz) = Au (oz) + 1,000 * (58.56 / 4,074) x Ag (koz) + 1,000,000 x (6.13 / 4,074) x Cu (mlb).

2.

Production guidance is reiterated using revised metal pricing assumptions of $4,500/oz Au, $72.50/oz Ag, and $6.00/lb Cu, and AuEq (oz) = Au (oz) + 1,000 * (72.50/ 4,500) x Ag (koz) + 1,000,000 x (6.00/ 4,500) x Cu (mlb). Revised guidance for all-in sustaining costs also reflects revised commodity price assumptions and AuEq formula. Original 2026 production and AISC guidance assumed metal prices of $4,000/oz Au, $45.00/oz Ag, and $4.90/lb Cu, and AuEq (oz) = Au (oz) + 1,000 * (45 / 4,000) x Ag (koz) + 1,000,000 x (4.90 / 4,000) x Cu (mlb).

3.

These measures are non-GAAP financial measures with no standardized meaning under IFRS and might not be comparable to similar financial measures disclosed by other issuers. For a detailed reconciliation of each Non-GAAP Measure to its most directly comparable measure in accordance with the IFRS, see Tables 2 to 11 of this press release. For additional information on these Non-GAAP Measures, please refer to “Non-GAAP Financial Performance Measures” of the Company’s MD&A for the three and six months ended June 30, 2026, dated August 6, 2026. The MD&A and the Company’s unaudited condensed consolidated financial statements and related notes for the three and six months ended June 30, 2026, are available on Torex’s website (www.torexgold.com) and under the Company’s SEDAR+ profile (www.sedarplus.ca).

4.

For more information on the Morelos exploration and drilling results, see the Company’s news release titled “Torex Gold Provides Q2 2026 Morelos Drilling & Exploration Update” issued on July 13, 2026, and filed on SEDAR+ at www.sedarplus.ca and on the Company’s website at www.torexgold.com.

5.

For more information on the Company’s return of capital program, see the Company’s news release titled “Torex Gold Reports Enhanced Return of Capital Program” issued on May 6, 2026, and filed on SEDAR+ at www.sedarplus.ca and on the Company’s website at www.torexgold.com.

6.

Gold equivalent ounces for the Los Reyes Preliminary Economic Assessment are calculated using assumed metal prices of $3,600/oz Au and $50/oz Ag. AuEq (oz) = Au (oz) + Ag (oz) + 1,000 * (50 / 3,600). For more information on the Los Reyes Preliminary Economic Assessment, see the Company’s news release titled “Torex Gold Releases Results of Los Reyes Preliminary Economic Assessment” issued on July 7, 2026, and filed on SEDAR+ at www.sedarplus.ca and on the Company’s website at www.torexgold.com.

Table 1: Operating and Financial Highlights

		Three Months Ended			Six Months Ended
		Jun 30,	Mar 31,	Jun 30,	Jun 30,	Jun 30,
In millions of U.S. dollars, unless otherwise noted		2026	2026	2025	2026	2025
Safety
Lost-time injury frequency[1]	/million hours	0.00	0.00	0.46	0.00	0.46
Total recordable injury frequency[1]	/million hours	0.63	0.61	1.00	0.63	1.00
Operating Results - Gold Equivalent basis
Gold equivalent produced	oz AuEq	96,297	100,874	84,296	197,171	144,073
Gold equivalent payable produced[2]	oz AuEq	93,686	98,482	82,856	192,168	142,486
Gold equivalent sold[2]	oz AuEq	92,351	109,222	76,922	201,573	137,490
Total cash costs[2,3]	$/oz AuEq	1,912	1,534	1,606	1,707	1,348
All-in sustaining costs[2,3]	$/oz AuEq	2,459	1,917	2,103	2,165	1,796
Average realized gold price[2,3]	$/oz AuEq	4,525	4,784	3,299	4,665	3,077
Financial Results
Revenue		$406.9	539.3	253.9	946.2	423.9
Cost of sales		$228.5	226.7	152.6	455.2	246.7
Earnings from mine operations		$178.4	312.6	101.3	491.0	177.2
Net income		$113.8	207.5	83.2	321.3	122.2
Per share - Basic	$/share	1.22	2.18	0.97	3.41	1.42
Per share - Diluted	$/share	1.20	2.16	0.95	3.38	1.40
Adjusted net earnings[3]		$84.9	199.7	43.8	284.6	79.7
Per share - Basic[3]	$/share	0.91	2.10	0.51	3.02	0.92
Per share - Diluted[3]	$/share	0.90	2.08	0.50	2.99	0.91
EBITDA[3]		$209.1	358.1	114.1	567.2	202.2
Adjusted EBITDA[3]		$203.5	358.6	117.7	562.1	209.5
Cost of sales - gold equivalent basis	$/oz AuEq	2,474	2,076	1,984	2,258	1,794
Net cash generated from operating activities		$167.6	209.8	67.8	377.4	57.9
Net cash generated from operating activities before changes in non-cash operating working capital		$165.1	174.2	95.3	339.3	77.6
Free cash flow[3]		$94.2	157.3	(37.5)	251.5	(170.8)
Cash and cash equivalents		$169.4	130.0	103.0	169.4	103.0
Debt, net of deferred finance charges		$—	—	227.2	—	227.2
Lease-related obligations		$99.4	101.1	98.9	99.4	98.9
Net cash (debt)[3]		$70.0	28.9	(225.9)	70.0	(225.9)
Available liquidity[3]		$506.3	466.9	209.1	506.3	209.1

1.	On a 12-month rolling basis, per million hours worked.
2.

Gold equivalent ounces produced and sold include production of silver and copper converted to a gold equivalent based on a ratio of the average market prices for each commodity sold in the period. Refer to the “Gold Equivalent Reporting” section of the Company’s MD&A for the three and six months ended June 30, 2026, dated August 6, 2026 for the relevant average market prices by commodity, available on Torex’s website (www.torexgold.com) and under the Company’s SEDAR+ profile (www.sedarplus.ca).

3.

Total cash costs, all-in sustaining costs, average realized gold price, adjusted net earnings, adjusted net earnings per share, EBITDA, adjusted EBITDA, free cash flow, net debt and available liquidity are non-GAAP financial measures with no standardized meaning under IFRS and might not be comparable to similar financial measures disclosed by other issuers. For a detailed reconciliation of each Non-GAAP Measure to its most directly comparable measure in accordance with the IFRS as issued by the International Accounting Standards Board see Tables 2 to 11 of this press release. For additional information on these Non-GAAP Measures, please refer to the Company’s MD&A for the three and six months ended June 30, 2026, dated August 6, 2026. The MD&A and the Company’s unaudited condensed consolidated interim financial statements and related notes for the three and six months ended June 30, 2026, are available on Torex’s website (www.torexgold.com) and under the Company’s SEDAR+ profile (www.sedarplus.ca).

Table 2: Reconciliation of Total Cash Costs and All-in Sustaining Costs to Production Costs and Royalties

		Three Months Ended			Six Months Ended
		Jun 30, 2026	Mar 31, 2026	Jun 30, 2025	Jun 30, 2026	Jun 30, 2025
In millions of U.S. dollars, unless otherwise noted
Gold sold	oz	68,058	81,233	63,493	149,291	123,249
Total cash costs per oz sold
Production costs		$166.2	151.3	115.1	317.5	171.3
Royalties		$13.4	19.0	8.6	32.4	14.6
Silver credits[1]		$(30.9)	(47.2)	(10.2)	(78.1)	(11.3)
Copper credits[1]		$(80.6)	(88.8)	(33.4)	(169.4)	(34.6)
Treatment, refining and other cost deductions		$(1.4)	(2.4)	1.2	(3.8)	1.2
Realized gain on foreign currency contracts		$(1.6)	(0.4)	(1.4)	(2.0)	(1.8)
Total cash costs		$65.1	31.5	79.9	96.6	139.4
Total cash costs per oz sold	$/oz	957	388	1,258	647	1,131
All-in sustaining costs per oz sold
Total cash costs		$65.1	31.5	79.9	96.6	139.4
General and administrative costs[2]		$9.5	10.2	7.8	19.7	16.5
Reclamation and remediation costs		$1.9	2.0	1.1	3.9	2.1
Sustaining capital expenditure[3]		$39.1	29.7	29.4	68.8	43.0
Total all-in sustaining costs		$115.6	73.4	118.2	189.0	201.0
Total all-in sustaining costs per oz sold	$/oz	1,699	904	1,862	1,266	1,631
Gold equivalent sold[4]	oz AuEq	92,351	109,222	76,922	201,573	137,490
Total cash costs per oz AuEq sold
Production costs		$166.2	151.3	115.1	317.5	171.3
Royalties		$13.4	19.0	8.6	32.4	14.6
Treatment, refining and other cost deductions		$(1.4)	(2.4)	1.2	(3.8)	1.2
Realized gain on foreign currency contracts		$(1.6)	(0.4)	(1.4)	(2.0)	(1.8)
Total cash costs		$176.6	167.5	123.5	344.1	185.3
Total cash costs per oz AuEq sold[4]	$/oz AuEq	1,912	1,534	1,606	1,707	1,348
All-in sustaining costs per oz AuEq sold
Total cash costs		$176.6	167.5	123.5	344.1	185.3
General and administrative costs[2]		$9.5	10.2	7.8	19.7	16.5
Reclamation and remediation costs		$1.9	2.0	1.1	3.9	2.1
Sustaining capital expenditure[3]		$39.1	29.7	29.4	68.8	43.0
Total all-in sustaining costs		$227.1	209.4	161.8	436.5	246.9
Total all-in sustaining costs per oz AuEq sold[4]	$/oz AuEq	2,459	1,917	2,103	2,165	1,796

1.	Includes provisional price adjustments on sales of copper concentrate and precipitate.
2.

This amount excludes a gain of $0.8 million, loss of $1.2 million and loss of $6.2 million for the three months ended June 30, 2026, March 31, 2026, and June 30, 2025, respectively, and a loss of $0.4 million and loss of $13.8 million for the six months ended June 30, 2026 and June 30, 2025, respectively, in relation to the remeasurement of share-based payments. This amount also excludes corporate depreciation and amortization expenses totalling $nil, $0.1 million and $nil for the three months ended June 30, 2026, March 31, 2026, and June 30, 2025, respectively, $0.1 million and $0.1 million for the six months ended June 30, 2026 and June 30, 2025, respectively, within general and administrative costs. Included in general and administrative costs is share-based compensation expense in the amount of $2.0 million or $29/oz ($22/oz AuEq) for the three months ended June 30, 2026, $2.3 million or $28/oz ($21/oz AuEq) for the three months ended March 31, 2026, $1.8 million or $28/oz ($23/oz AuEq) for the three months ended June 30, 2025, $4.3 million or $29/oz ($21/oz AuEq) for the six months ended June 30, 2026 and $4.1 million or $33/oz ($30/oz AuEq) for the six months ended June 30, 2025.

3.

Sustaining capital expenditures includes lease payments (principal and interest) of $7.8 million, $7.7 million and $4.8 million for the three months ended June 30, 2026, March 31, 2026, and June 30, 2025, respectively, and $15.5 million and $5.6 million for the six months ended June 30, 2026 and June 30, 2025, respectively.

4.

Gold equivalent ounces produced and sold include production of silver and copper converted to a gold equivalent based on a ratio of the average market prices for each commodity sold in the period. Refer to “Gold Equivalent Reporting” section of the Company’s MD&A for the three and six months ended June 30, 2026, dated August 6, 2026 for the relevant average market prices by commodity, available on Torex’s website (www.torexgold.com) and under the Company’s SEDAR+ profile (www.sedarplus.ca).

Table 3: Reconciliation of Sustaining and Non-Sustaining Capital Expenditures to Additions to Property, Plant and Equipment

		Three Months Ended			Six Months Ended
In millions of U.S. dollars		Jun 30, 2026	Mar 31, 2026	Jun 30, 2025	Jun 30, 2026	Jun 30, 2025
Sustaining	$	31.3	22.0	24.6	53.3	37.4
Lease payments (sustaining)	$	7.8	7.7	4.8	15.5	5.6
Total sustaining	$	39.1	29.7	29.4	68.8	43.0
Non-sustaining
Media Luna Project[1]	$	14.9	8.2	48.9	23.1	104.4
Media Luna North Project	$	12.0	14.7	4.5	26.7	8.5
Media Luna North drilling	$	2.9	3.1	1.9	6.0	2.1
Working capital changes and other	$	(7.2)	(7.1)	16.1	(14.3)	66.3
Capital expenditures[2]	$	61.7	48.6	100.8	110.3	224.3

1.

Non-sustaining capital expenditures includes lease payments (principal and interest) of $nil, $nil and $1.1 million for the three months ended June 30, 2026, March 31, 2026, and June 30, 2025, respectively, and $nil and $5.1 million for the six months ended June 30, 2026 and June 30, 2025, respectively.

2.	The amount of cash expended on additions to property, plant and equipment in the period as reported in the Condensed Consolidated Interim Statements of Cash Flows.

Table 4: Reconciliation of Average Realized Gold Price to Revenue

		Three Months Ended			Six Months Ended
In millions of U.S. dollars, unless otherwise noted		Jun 30, 2026	Mar 31, 2026	Jun 30, 2025	Jun 30, 2026	Jun 30, 2025
Gold sold	oz	68,058	81,233	63,493	149,291	123,249
Revenue		$406.9	539.3	253.9	946.2	423.9
Silver credits[1]		$(30.9)	(47.2)	(10.2)	(78.1)	(11.3)
Copper credits[1]		$(80.6)	(88.8)	(33.4)	(169.4)	(34.6)
Treatment, refining and other cost deductions		$(1.4)	(2.4)	1.2	(3.8)	1.2
Realized loss on gold contracts		$—	—	(1.3)	—	(2.1)
Realized gain on gold QP Hedges		$8.3	—	—	8.3	—
Total proceeds		$302.3	400.9	210.2	703.2	377.1
Average realized gold price	$/oz	4,442	4,935	3,311	4,710	3,060
Gold equivalent sold[2]	oz AuEq	92,351	109,222	76,922	201,573	137,490
Revenue		$406.9	539.3	253.9	946.2	423.9
Treatment, refining and other cost deductions		$(1.4)	(2.4)	1.2	(3.8)	1.2
Realized loss on gold contracts		$—	—	(1.3)	—	(2.1)
Realized gain (loss) on QP Hedges		$12.4	(14.4)	—	(2.0)	—
Total proceeds		$417.9	522.5	253.8	940.4	423.0
Average realized gold price	$/oz AuEq	4,525	4,784	3,299	4,665	3,077

1.	Includes provisional price adjustments on sales of copper concentrate and precipitate.
2.

Gold equivalent ounces produced and sold include production of silver and copper converted to a gold equivalent based on a ratio of the average market prices for each commodity sold in the period. Refer to “Gold Equivalent Reporting” section of the Company’s MD&A for the three and six months ended June 30, 2026, dated August 6, 2026 for the relevant average market prices by commodity, available on Torex’s website (www.torexgold.com) and under the Company’s SEDAR+ profile (www.sedarplus.ca).

Table 5: Reconciliation of All-in Sustaining Costs Margin to Revenue

		Three Months Ended			Six Months Ended
In millions of U.S. dollars, unless otherwise noted		Jun 30, 2026	Mar 31, 2026	Jun 30, 2025	Jun 30, 2026	Jun 30, 2025
Gold sold	oz	68,058	81,233	63,493	149,291	123,249
Revenue		$406.9	539.3	253.9	946.2	423.9
Silver credits[1]		$(30.9)	(47.2)	(10.2)	(78.1)	(11.3)
Copper credits[1]		$(80.6)	(88.8)	(33.4)	(169.4)	(34.6)
Treatment, refining and other cost deductions		$(1.4)	(2.4)	1.2	(3.8)	1.2
Realized loss on gold contracts		$—	—	(1.3)	—	(2.1)

Realized gain on gold QP Hedges		$8.3	—	—	8.3	—
All-in sustaining costs		$(115.6)	(73.4)	(118.2)	(189.0)	(201.0)
All-in sustaining costs margin		$186.7	327.5	92.0	514.2	176.1
Average realized gold price	$/oz	4,442	4,935	3,311	4,710	3,060
Total all-in sustaining costs margin	$/oz	2,743	4,031	1,449	3,444	1,429
Total all-in sustaining costs margin	%	62	82	44	73	47
Gold equivalent sold[2]	oz AuEq	92,351	109,222	76,922	201,573	137,490
Revenue		$406.9	539.3	253.9	946.2	423.9
Treatment, refining and other cost deductions		$(1.4)	(2.4)	1.2	(3.8)	1.2
Realized loss on gold contracts		$—	—	(1.3)	—	(2.1)
Realized gain (loss) on QP Hedges		$12.4	(14.4)	—	(2.0)	—
All-in sustaining costs		$(227.1)	(209.4)	(161.8)	(436.5)	(246.9)
All-in sustaining costs margin		$190.8	313.1	92.0	503.9	176.1
Average realized gold price	$/oz AuEq	4,525	4,784	3,299	4,665	3,077
Total all-in sustaining costs margin[2]	$/oz AuEq	2,066	2,867	1,196	2,500	1,281
Total all-in sustaining costs margin	%	46	60	36	54	42

1.	Includes provisional price adjustments on sales of copper concentrate and precipitate.
2.

Gold equivalent ounces produced and sold include production of silver and copper converted to a gold equivalent based on a ratio of the average market prices for each commodity sold in the period. Refer to “Gold Equivalent Reporting” section of the Company’s MD&A for the three and six months ended June 30, 2026, dated August 6, 2026 for the relevant average market prices by commodity, available on Torex’s website (www.torexgold.com) and under the Company’s SEDAR+ profile (www.sedarplus.ca).

Table 6: Reconciliation of Adjusted Net Earnings to Net Income

		Three Months Ended			Six Months Ended
In millions of U.S. dollars, unless otherwise noted		Jun 30, 2026	Mar 31, 2026	Jun 30, 2025	Jun 30, 2026	Jun 30, 2025
Basic weighted average shares outstanding	shares	93,363,973	95,313,769	86,205,585	94,333,485	86,165,940
Diluted weighted average shares outstanding	shares	94,010,575	95,970,052	87,548,439	95,061,859	87,466,086
Net income		$113.8	207.5	83.2	321.3	122.2
Adjustments:
Unrealized foreign exchange (gain) loss		$(1.2)	(0.8)	2.4	(2.0)	1.7
Unrealized (gain) loss on derivative contracts, excluding QP Hedges		$(3.6)	0.1	(5.0)	(3.5)	(8.2)
(Gain) loss on remeasurement of share-based payments		$(0.8)	1.2	6.2	0.4	13.8
Derecognition of provisions for uncertain tax positions		$—	(12.7)	—	(12.7)	(9.2)
Tax effect of above adjustments		$1.5	0.2	0.8	1.7	2.0
Tax effect of currency translation on tax base		$(24.8)	4.2	(43.8)	(20.6)	(42.6)
Adjusted net earnings		$84.9	199.7	43.8	284.6	79.7
Per share - Basic	$/share	0.91	2.10	0.51	3.02	0.92
Per share - Diluted	$/share	0.90	2.08	0.50	2.99	0.91

Table 7: Reconciliation of EBITDA and Adjusted EBITDA to Net Income

		Three Months Ended			Six Months Ended
In millions of U.S. dollars		Jun 30, 2026	Mar 31, 2026	Jun 30, 2025	Jun 30, 2026	Jun 30, 2025
Net income	$	113.8	207.5	83.2	321.3	122.2
Finance (income) costs and other, net	$	(0.7)	2.7	5.2	2.0	7.8
Depreciation and amortization[1]	$	49.1	56.5	28.9	105.6	60.9
Current income tax expense	$	76.2	88.7	34.6	164.9	40.6
Deferred income tax (recovery) expense	$	(29.3)	2.7	(37.8)	(26.6)	(29.3)

EBITDA	$	209.1	358.1	114.1	567.2	202.2
Adjustments:
Unrealized (gain) loss on derivative contracts, excluding QP Hedges	$	(3.6)	0.1	(5.0)	(3.5)	(8.2)
Unrealized foreign exchange (gain) loss	$	(1.2)	(0.8)	2.4	(2.0)	1.7
(Gain) loss on remeasurement of share-based payments	$	(0.8)	1.2	6.2	0.4	13.8
Adjusted EBITDA	$	203.5	358.6	117.7	562.1	209.5

1.	Includes depreciation and amortization included in cost of sales, general and administrative expenses and exploration and evaluation expenses.

Table 8: Reconciliation of Free Cash Flow to Net Cash Generated from Operating Activities

		Three Months Ended			Six Months Ended
In millions of U.S. dollars		Jun 30, 2026	Mar 31, 2026	Jun 30, 2025	Jun 30, 2026	Jun 30, 2025
Net cash generated from operating activities	$	167.6	209.8	67.8	377.4	57.9
Adjusted for:
Additions to property, plant and equipment[1]	$	(61.7)	(48.6)	(100.8)	(110.3)	(224.3)
Value-added tax receivables, net[2]	$	(0.4)	5.6	6.3	5.2	13.9
Lease payments	$	(5.3)	(5.4)	(3.9)	(10.7)	(7.3)
Interest and other borrowing costs paid[3]	$	(6.0)	(4.1)	(6.9)	(10.1)	(11.0)
Free cash flow	$	94.2	157.3	(37.5)	251.5	(170.8)

1.	The amount of cash expended on additions to property, plant and equipment in the period as reported on the Condensed Consolidated Interim Statements of Cash Flows.
2.	Included in investing activities as reported on the Condensed Consolidated Interim Statements of Cash Flows
3.	Including borrowing costs capitalized to property, plant and equipment.

Table 9: Reconciliation of Net Cash to Cash and Cash Equivalents

In millions of U.S. dollars		Jun 30, 2026	Mar 31, 2026	Dec 31, 2025	Jun 30, 2025
Cash and cash equivalents	$	169.4	130.0	119.5	103.0
Adjusted for:
Debt	$	—	—	(27.6)	(227.2)
Lease-related obligations	$	(99.4)	(101.1)	(105.6)	(98.9)
Deferred finance charges	$	—	—	(2.4)	(2.8)
Net cash (debt)	$	70.0	28.9	(16.1)	(225.9)

Table 10: Reconciliation of Available Liquidity to Cash and Cash Equivalents

In millions of U.S. dollars		Jun 30, 2026	Mar 31, 2026	Dec 31, 2025	Jun 30, 2025
Cash and cash equivalents	$	169.4	130.0	119.5	103.0
Available credit of the Debt Facility	$	336.9	336.9	306.8	106.1
Available liquidity	$	506.3	466.9	426.3	209.1

Table 11: Reconciliation of Unit Cost Measures to Production Costs

In millions of U.S. dollars, unless otherwise noted	Three Months Ended			Six Months Ended
	Jun 30, 2026	Mar 31, 2026	Jun 30, 2025	Jun 30, 2026	Jun 30, 2025
Gold sold (oz AuEq)	92,351	109,222	76,922	201,573	137,490
Gold sold (oz)	68,058	81,233	63,493	149,291	123,249
Tonnes mined - ELG open pit (kt)	—	—	1,042	—	1,714
Tonnes mined - ELG underground (kt)	280	276	254	556	441
Tonnes mined - Media Luna underground (kt)[1]	702	682	289	1,384	289
Tonnes processed (kt)	982	944	809	1,926	1,513

Total cash costs:
Total cash costs ($) - gold equivalent basis	176.6		167.5		123.5		344.1		185.3
Total cash costs per oz AuEq sold ($)	1,912		1,534		1,606		1,707		1,348
Total cash costs ($) - gold only basis	65.1		31.5		79.9		96.6		139.4
Total cash costs per oz sold ($)	957		388		1,258		647		1,131
Breakdown of production costs	$	$/t	$	$/t	$	$/t	$	$/t	$	$/t
Mining - ELG open pit	—	—	—	—	7.9	7.61	—	—	13.9	8.10
Mining - ELG underground	26.2	93.41	21.8	78.89	17.9	70.34	48.0	86.28	32.9	74.62
Mining - Media Luna underground[1]	38.1	54.33	33.0	48.39	12.7	43.95	71.1	51.39	12.7	43.95
Processing	55.9	56.90	47.1	49.88	39.0	48.31	103.0	53.44	64.2	42.45
Site support	29.3	29.89	26.3	27.85	19.3	23.80	55.6	28.88	27.4	18.09
Mexican profit sharing (PTU)	10.2	10.38	9.4	9.95	7.2	8.90	19.6	10.17	9.3	6.15
Inventory movement	(4.4)		4.8		4.8		0.4		3.3
Concentrate logistics	8.3		5.5		3.4		13.8		3.4
Other	2.6		3.4		2.9		6.0		4.2
Production costs	166.2		151.3		115.1		317.5		171.3

1.	Media Luna underground tonnes mined and mining costs for 2025 are reported post the declaration of commercial production on May 1, 2025.

ABOUT TOREX GOLD RESOURCES INC.

Torex Gold Resources Inc. is a Canadian mining company engaged in the exploration, development, and production of gold, copper, and silver from its flagship Morelos Complex in Guerrero, Mexico. The Company also owns the Los Reyes gold-silver project in Sinaloa, Mexico and a portfolio of early-stage exploration projects, including Batopilas and Guigui in Chihuahua, Mexico, La Gloria in Sonora, Mexico, and Medicine Springs in Nevada, USA, as well as an option to acquire the Gryphon project in Nevada, USA.

The Company’s key strategic objectives are: optimize Morelos production and costs; disciplined growth and capital allocation; grow reserves and resources; project delivery excellence; retain and attract best industry talent and other exploration projects; and be an industry leader in responsible mining. In addition to realizing the full potential of the Morelos Property, the Company continues to seek opportunities to acquire assets that enable diversification and deliver value to shareholders.

FOR FURTHER INFORMATION, PLEASE CONTACT:

TOREX GOLD RESOURCES INC.

Andrew Snowden

President and CEO

Direct: (647) 260-1505

andrew.snowden@torexgold.com

Laura Totan

Manager, Investor Relations

Direct: (437) 293-5051

laura.totan@torexgold.com

QUALIFIED PERSONS

The technical and scientific information contained in this press release has been reviewed and approved by Dave Stefanuto P.Eng., the Executive Vice President, Technical Services and Capital Projects of the Company, and a QP. Mr. Stefanuto is a registered member of the Professional Engineers of Ontario.

CAUTIONARY NOTES ON FORWARD-LOOKING INFORMATION

This press release contains “forward-looking statements” and “forward-looking information” (collectively,

“Forward-Looking Information”) within the meaning of applicable Canadian securities legislation. Forward-Looking Information includes, but is not limited to, information with respect to anticipated operational and financial performance for the remainder of 2026 and beyond, including production levels, grades, recoveries, costs, cash flow generation and capital returns; the Company’s ability to achieve annual production and cost guidance; the timing, advancement and anticipated benefits of development projects, including Media Luna North and Los Reyes; the timing, scope, results and objectives of exploration and drilling programs and the potential to expand reserves, resources and mine life; the timing, amount and form of shareholder returns under the Company’s enhanced return of capital program, including dividends and share repurchases; the anticipated timing and benefits of a secondary listing of the Company’s common shares on a U.S. exchange; the completion and results of future technical studies; and the Company’s strategic objectives, opportunities and growth plans. Forward-Looking Information also includes future-oriented financial information and financial outlooks, including production forecasts, cost guidance, capital expenditure forecasts, expected free cash flow, projected returns to shareholders and the economic projections contained in the PEA for the Los Reyes project, including estimates of net present value, internal rate of return, payback period, mine life, production levels, capital costs, operating costs and funding assumptions.

Generally, Forward-Looking Information and statements can be identified by the use of forward-looking terminology such as “forecast,” “plans,” “expects,” or “does not expect,” “is expected,” “strategic,” “to be” or variations of such words and phrases or statements that certain actions, events or results “will”, “may,” “could,” “would,” “might,” “on track,” or “well positioned to” occur. Forward-Looking Information is subject to known and unknown risks, uncertainties and other factors that may cause the actual results, level of activity, performance or achievements of the Company to be materially different from those expressed or implied by such Forward-Looking Information. Such Forward-Looking Information is based on assumptions including, among others, assumptions regarding commodity prices; foreign exchange rates, including the Mexican peso to U.S. dollar exchange rate; mining rates, grades, recoveries and throughput; availability and cost of labour, consumables, reagents, energy, equipment and capital; contractor performance; permitting and regulatory approvals; geotechnical, metallurgical and geological conditions; the accuracy of mineral resource and mineral reserve estimates and technical report assumptions; the timing and success of development and exploration programs; the ability to obtain and maintain required approvals for a U.S. exchange listing; market conditions and Board approvals for dividends and share repurchases; availability of financing and liquidity; and general economic, political, regulatory and market conditions. Forward-Looking Information is also based on the assumptions and risks discussed in the Company’s annual information form (“AIF”) for the year ended December 31, 2025, the Company’s annual MD&A, and such other reasonable assumptions, estimates, analysis and opinions of management made in light of its experience and its perception of trends, current conditions and expected developments, as well as other factors that management believes to be relevant and reasonable in the circumstances at the date that such statements are made, but which may prove to be incorrect, including without limitation, that there will be no material adverse change affecting Torex or its properties and that political and legal developments will be consistent with current expectations.

Although the Company has attempted to identify important factors that could cause actual results to differ materially from those contained in the Forward-Looking Information, there may be other factors that cause results not to be as anticipated. There can be no assurance that such information will prove to be accurate, as actual results and future events could differ materially from those anticipated in such information. Accordingly, readers should not place undue reliance on Forward-Looking Information. The Forward-Looking Information contained herein is presented for the purposes of assisting investors in understanding the Company’s expected financial and operating performance and the Company’s plans and objectives and may not be appropriate for other purposes. The Company does not undertake to update any Forward-Looking Information, whether as a result of new information or future events or otherwise, except as may be required by applicable securities laws. The MD&A and AIF are filed on SEDAR+ at www.sedarplus.ca and available on the Company’s website at www.torexgold.com.

The Los Reyes PEA is preliminary in nature and includes inferred mineral resources that are considered too speculative geologically to have the economic considerations applied to them that would enable them to be categorized as mineral reserves. There is no certainty that the results, assumptions or conclusions of the PEA will be realized. Mineral resources that are not mineral reserves do not have demonstrated economic viability.

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https://www.newsfilecorp.com/release/308421